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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Fiscal years ended December 31,
	2007		2006		2005		2004		2003
Income (loss) from continuing operations, before taxes and minority interest	$165,457		$223,722		$84,335		$56,807		$(10,502)
Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$148,830		$157,275		$145,455		$145,521		$151,560
Rentals	4,959		3,932		3,969		5,274		3,517
Total fixed charges	$153,789		$161,207		$149,424		$150,795		$155,077
Earnings before income or loss from equity earnings plus fixed charges less capitalized interest	$308,547		$384,316		$233,806		$207,697		$144,763
Ratio of earnings to fixed charges(a)	2.0	x	2.4	x	1.6	x	1.4	x	—

(a)
Due to losses during the fiscal year ended December 31, 2003, the ratio coverage for that period was less than 1:1. The coverage deficiency was $10.3 million.

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  EXHIBIT 12.1